BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Central Fax: +44 (0)20 7496 4630 Telex: 888811 BPLDN X G

7 September 2015

Via Edgar

Mr. Ethan Horowitz,
Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010.

Re:      BP p.l.c.
Form 20-F for the Fiscal Year Ended 31 December 2014
Filed 3 March 2015
File No. 001-06262

Dear Mr. Horowitz,

I refer to your letter dated August 3, 2015 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the Fiscal Year Ended December 31, 2014 of BP p.l.c. (the “Form 20-F”).

To facilitate the Staff’s review, we have included in this letter the caption and numbered comment from the Staff’s comment letter in italicized text, and have provided our response immediately following the comment.

1.
We note from your response to prior comment 1 that your projects are evaluated at a high price case, a central price case of $80 per barrel, and at a low price case of $60 per barrel as part of your Capital Value Process (“CVP”). You state this approach “is used by BP management to assess the quality and robustness of the project to prescribed theoretical market conditions,” and that the evaluation and sanctioning of projects through the CVP helps you to “optimize the allocation of capital to potential investments.” Based on your reply, it is not clear how the information obtained from the low price case affects your investment decision and whether such scenario would ever have an impact on your estimates of proved reserves. Please provide us with additional explanation regarding your resilience testing. Additionally, please clarify for us your reason for using per barrel prices “in real terms based to 2012.”

Response:
As part of BP’s process for evaluating and approving investment projects, BP’s management consider risks and uncertainties which influence delivery of the project value and related business objectives, or which represent realistic scenarios that may result in lower expected value. These uncertainties include price as well as operational and commercial risks. Management will use an understanding of the risks and uncertainties and their mitigation options to make informed judgements on whether to proceed with the project.

Part of the evaluation of the risks and uncertainties of a project is the resilience testing of the project to a range of commodity prices.  BP normally expects a return of at least the group’s post-tax weighted average cost of capital (which was 8% in 2014) at low prices as a minimum hurdle for an investment; however management may accept a lower return at low prices for a strategic investment. This testing is typically done at a low price of $60 per barrel, but in some cases, we may look at lower prices if we believe that short term price effects will have a significant impact on the project economics, as described below. As values are being used to compare projects across the portfolio with differing durations, we use consistent price scenarios which are set by our central Economics team. Project economics at the low price case are not however the sole consideration in any investment decision, as other factors including our assessment of the risks associated with the project and the strategic context are also important factors.

The prices we use to evaluate projects are recommended periodically by our Economics team.  They are long term price assumptions, which are intended to reflect the likely average price over the lifetime of projects (typically 20-30 years).  The price assumptions are based on an assessment of the long run fundamental drivers of the market; high and low cases are developed to capture the uncertainty around the central case assumptions. We aim to maintain a stable view on the range of long term energy prices and therefore the prices are only adjusted when circumstances indicate a significant shift in the long term fundamentals.  Prices are periodically reviewed, were last updated in 2012, and have not been changed since then.  The prices used in project evaluation are “in real terms based to 2012”, which means the actual barrel price inputted into our low-price evaluation model for a given future time period is converted from the 2012 figure of $60 per barrel to a future nominal price utilising inflation data since 2012 and the Economics team’s assumptions about future inflation. In some cases, where project cash-flows are disproportionately exposed to near term prices, an evaluation based on market forward prices for the early years, and reverting to the long run price assumption in later years, may be included as a sensitivity.

BP may choose to invest in a project based in part on volumes that do not meet the SEC criteria for proved reserves, however, only those volumes estimated in compliance with the SEC criteria are disclosed in BP’s Form 20-F.

The process for estimating and reporting proved reserves, including the prices utilized, differs from the assessment of projects for investment decision making.  Reserves are only disclosed as proved reserves when

1.	A final investment decision for the project has been made;

2.	The project volumes have been tested to ensure they meet the SEC technical criteria as specified in Rule 4-10 of Regulation S-X for proved reserves attribution; and

3.	The proved reserves associated with the project are shown to meet the SEC commercial criteria as specified in Rule 4-10 of Regulation S-X.

In accordance with this rule, the price used to estimate proved reserves and determine compliance, including economic producibility and positive cash flow, is the average of the first-day-of-the-month price for each of the 12 months of the year preceding the year-end estimate. This is independent of the prices used in the resilience testing (described above) for investment decisions including the final investment decision.

Our estimate of proved reserves would only be impacted by the low price case used in our resilience testing if a decision was taken not to proceed with, or to halt the development of a project in which BP had already made a final investment decision, or to slow the pace of development of a project such that the SEC commercial criteria are no longer satisfied.  In such a situation,  any proved reserves associated with that project would be removed from the proved reserves disclosed in BP’s Form 20-F.  To date we have not identified any project where material volumes of proved reserves would be removed because the project has been halted or slowed.

As indicated in our response to prior Comment 1, the relationship between commodity prices and estimates of proved reserves is complex.  We expect that the lower average prices will result in reductions to our reported reserves as at the end of 2015 in certain of our tax and royalty regime concessions due to a shorter economic producing life.  These reductions are expected to be partly offset by increases to reported reserves under certain production sharing agreements where costs are recovered through lifting a higher number of barrels.  In the current environment of falling prices and costs, BP is working with contractors and suppliers to renegotiate contracts and build new options to take advantage of short-term cost savings that may benefit a project with a life of 20-30 years.  Some of these savings have been realized in the current year which will benefit the economic producibility of certain reserves.  We will continue to monitor for any changes in our projects to ensure any consequential impacts on the group’s reserves are identified and reflected in reserves reporting at year end.

*****

We are available to discuss the foregoing with you and the Staff at your convenience.

Very truly yours,

/s/ B. Gilvary
Dr. B. Gilvary

cc:    Jennifer O’Brien (Securities and Exchange Commission)
        K.A. Campbell (Sullivan & Cromwell LLP)